Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release
March 9, 2017
TOTAL ENERGY RESPONDS TO SAVANNA TRANSACTION ANNOUNCEMENT AND ANNOUNCES WAIVER OF 66 2/3% MINIMUM TENDER CONDITION UNDER THE TOTAL ENERGY OFFER
Total Energy Services Inc. ("Total Energy" or the "Corporation") announced today that it has had an opportunity, in conjunction with its financial and legal advisors, to consider publicly available information concerning the proposed business combination between Savanna Energy Services Corp. ("Savanna") and Western Energy Services Corp. ("Western Energy"), which was announced earlier today.
Total Energy is of the view that its December 9, 2016 offer (as amended, the "Total Offer") to purchase all of the outstanding common shares of Savanna represents full and fair consideration for the shareholders of Savanna, and believes the result of the strategic alternatives review process initiated by Savanna in December 2016 (the "Strategic Review") confirms that view. It appears that, in connection with the Strategic Review, offers for Savanna were solicited from a broad group of industry participants over an extended period. The results of that process are now known and Total Energy believes the proposed arrangement between Savanna and Western Energy (the "Arrangement") represents a far less compelling transaction for Savanna shareholders than a combination with Total Energy on the terms set out in the Total Offer.  That belief is clearly shared by Savanna shareholders who have contacted Total Energy following the announcement of the Arrangement to express their dissatisfaction with both the proposed Arrangement and Savanna’s Board of Directors.
Total Energy has confirmed with the Savanna shareholders who entered into support agreements with Total Energy in November 2016 (the "Locked-Up Shareholders") that each of them considers the Arrangement to be inferior to the transaction contemplated by the Total Offer. Each of the Locked-Up Shareholders has confirmed to Total Energy that it continues to support the Total Offer and intends to tender its Savanna common shares to the Total Offer, notwithstanding the announcement of the Arrangement. The number of Savanna common shares that the Locked-Up Shareholders plan to tender to the Total Offer represents approximately 40% of the total number of issued and outstanding Savanna common shares.
As noted in its March 1, 2017 Notice of Change and Notice of Variation (the "Notice of Change and Variation"), Total Energy has, at various times since early January 2017, publicly signaled a willingness, and has attempted, to engage with Savanna on a cooperative basis.  Despite Total Energy’s attempts to encourage cooperative and constructive engagement, Savanna has refused to do so. Total Energy is of the view that the refusal of Savanna to engage with Total Energy and the agreement to pay the "break fee" described below are difficult to reconcile with the proper conduct of a strategic alternatives review process. The news releases disseminated by Savanna and Western Energy to announce the Arrangement both indicate that existing directors of Savanna and members of the Savanna senior executive group will have an ongoing role in the combined entity (including the President and Chief Executive Officer of Savanna who is expected to become a director of Western Energy if the Arrangement is successfully completed), and Total Energy believes that Savanna's refusal to engage, after numerous invitations from Total Energy to do so, and other actions taken by Savanna since September 2016 (when Total Energy first raised the subject of a business combination with senior executives of Savanna), is more consistent with a desire to entrench than a serious commitment to source a compelling strategic opportunity for the benefit of Savanna shareholders.
Total Energy also believes that various actions taken by Savanna represent defensive tactics (for securities law purposes), aimed at thwarting the efforts of Total Energy to combine both corporations, despite the existence of significant support from Savanna shareholders for such a transaction. Those defensive tactics include the $15 million break fee agreed to between Savanna and Western Energy, which is significantly higher than the $10 million reciprocal break fee suggested by Total Energy on November 17, 2016 during a brief meeting between the Chairs and Chief Executive Officers of Total Energy and Savanna.  During that meeting, the Chair of Savanna indicated that a $10 million break fee was excessive and would not be acceptable to Savanna.  Savanna's agreement to a $15 million break fee is particularly troubling in light of the fact it is mathematically improbable for Savanna to obtain the requisite voting support for the Arrangement without the support of the Locked-Up Shareholders, who as indicated above, have confirmed to Total Energy that they do not support the Arrangement, and the break fee appears to be intended to forestall any alternative transactions.  It is Total Energy's understanding that Savanna did not engage with any of the Locked-Up Shareholders prior to announcement of the Arrangement.  Payment of the $15 million break fee, assuming the Arrangement is not completed between Savanna and Western Energy and such break fee becomes payable as a result of the successful completion of the Total Offer, is a direct erosion of value for Savanna shareholders.

Total Energy Services Inc.
March 9, 2017

If the Total Offer is successful, Total Energy intends, on behalf of all Savanna shareholders, to vigorously investigate all actions taken by Savanna's directors and senior executives since Total Energy announced its intention to commence a take-over bid for Savanna and take such steps it may consider necessary, including appropriate legal action, to recover any losses suffered by Savanna and its shareholders as a result of improper agreements or payments made by Savanna since that time, including the amount of increases to change of control payments in favour of Savanna's directors and senior executives, as well as any break fee or other change of control payments paid or payable by Savanna as a result of completion of the Total Offer or non-completion of the Arrangement.
In the takeover bid circular disseminated by Total Energy in connection with the Total Offer, the Corporation noted various benefits that a combination of Savanna and Total Energy would have from the perspective of Savanna shareholders, which included, among other things, an opportunity to obtain an investment in a well-capitalized energy services business with limited indebtedness and a strong balance sheet. The same cannot be said of the combined entity that would emerge from the Arrangement. Like Savanna, Western Energy is heavily indebted and a combination of Savanna and Western Energy will simply result in a larger entity with significant indebtedness, limited financial flexibility and a high cost of capital. Furthermore, recent energy market and commodity price volatility place a premium on go-forward financial flexibility and resilience, something the Arrangement cannot provide.
In addition, Total Energy believes that, based upon recent trading prices and the terms of the Total Offer and the Arrangement, the Arrangement does not offer Savanna shareholders meaningful value or upside above the consideration offered by Total Energy.
Based on the news releases announcing the Arrangement, it appears that Alberta Investment Management Corp. ("AIMCo") has waived its change of control rights in connection with the Arrangement.   If AIMCo is, in fact, aligned with the interests of all Savanna shareholders, given the strength of the Savanna shareholder support for the Total Offer, the comparative financial strength of Total Energy and pro forma creditworthiness of a combined Total Energy/Savanna, Total Energy would expect AIMCo to similarly waive its change of control rights in connection with the Total Offer upon its completion.
About Total Energy's Offer to Savanna Shareholders
Full details of the Total Offer are contained in Total Energy's offer to purchase and associated take-over bid circular dated December 9, 2016 (the "Original Offer and Circular"), as amended, varied and supplemented

Total Energy Services Inc.
March 9, 2017

by the Notice of Change and Variation. Those documents are available under Savanna's profile at www.sedar.com and on Total Energy's website at www.totalenergy.ca/savannaoffer. Securityholders of Savanna are urged to read the Original Offer and Circular, the Notice of Change and Variation, the letter of transmittal that accompanied the Original Offer and Circular, the amended letter of transmittal that accompanied the Notice of Change and Variation, and the notice of guaranteed delivery for the Offer (collectively, the "Offer Documents") and to consider the important information set out in those documents. Copies of the Offer Documents may be obtained free of charge at www.sedar.com (under Savanna's profile) and may also be obtained free of charge upon request from the Corporate Secretary of Total Energy, at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4, or from Laurel Hill Advisory Group ("Laurel Hill") at the numbers and email address shown below under the heading "Advisors to Total Energy".
In light of the announcement of the Arrangement, the Board of Directors of Total Energy (the "Total Board") has determined to waive the minimum tender condition (the "Minimum Tender Condition") set out in the Total Offer. The Minimum Tender Condition requires that more than 66 2/3% of the Savanna common shares (calculated on a fully diluted basis) held by Savanna shareholders who are not Interested Common Shareholders (as defined in the Original Offer and Circular) be validly tendered under the Total Offer and not withdrawn. The statutory minimum condition described in the Original Offer and Circular will remain applicable. The statutory minimum condition (which, under National Instrument 62-104 Takeover Bids and Issuer Bids, may not be waived by Total Energy) requires that Savanna common shares constituting more than 50% of the outstanding Savanna common shares be tendered to the Total Offer and not withdrawn (excluding any Savanna common shares beneficially owned or over which control or direction is exercised by Total Energy or any person acting jointly or in concert with Total Energy). Total Energy expects that a notice of variation confirming waiver of the Minimum Tender Condition will be filed and mailed to Savanna shareholders (and others) on or prior to Monday, March 13, 2017 and that the initial deposit period under the Total Offer will expire as of 11:59 PM (Pacific time) on March 24, 2017.
About Total Energy
Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).
Advisors to Total Energy
Total Energy has engaged GMP FirstEnergy to act as its financial advisor and dealer manager. Bennett Jones LLP is acting as Canadian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal advisor in connection with the Total Offer.
Laurel Hill has been retained as information agent for the Total Offer. Savanna shareholders may contact Laurel Hill by telephone at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.
Computershare Investor Services Inc. has been retained as the depositary for the Total Offer. Savanna shareholders may contact Computershare by telephone at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com.
The TSX has neither approved nor disapproved of the information contained herein.
This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the applicable securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Total Energy Services Inc.
March 9, 2017

Total Energy has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the Original Offer and Circular and the Notice of Change and Variation, relating to its offer to Savanna Shareholders. TOTAL ENERGY URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE NOTICE OF CHANGE AND VARIATION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the Notice of Change and Variation and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Original Offer and Circular, the Notice of Change and Variation and other documents may also be obtained free of charge from Total Energy’s website at www.totalenergy.ca/savannaoffer or upon request made to Total at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
Securityholders should be aware that Total Energy may purchase common shares of Savanna otherwise than under the Total Offer, such as in open market purchases.
Forward-Looking Information Cautionary Statement
This News Release contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning the Total Offer, the intention of the Locked-up Shareholders to tender their Savanna common shares to the Total Offer, Total Energy's intention and ability to recover any losses from improper agreements and payments by Savanna and Total Energy's expectations that AIMCo will waive its change of control rights upon completion of the Total Offer.
Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy (or any of its subsidiaries) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total Energy, and new laws and regulations (domestic and foreign).
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.
The forward-looking statements contained in this News Release are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.